UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number                    333-159505

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Savings Plan
c/o Morgan Stanley Benefits Department
522 Fifth Avenue
Twenty-third Floor
New York, NY 10036

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY
1585 Broadway
New York, NY 10036

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Savings Plan (Name of Plan)

Date:	June 28, 2013	By:	/s/ Bruce Monte, Jr.
(Signature)
			Name:	Bruce Monte, Jr.
			Title:	Morgan Stanley Global Head of Benefits

Morgan Stanley
401(k) Savings Plan

Employer ID No: 20-8764829
Plan Number:  004

Financial Statements as of December 31, 2012 and
2011, and for the Year Ended December 31, 2012,
and Report of Independent Registered Public
Accounting Firm

MORGAN STANLEY 401(k) SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	4–19

NOTE:
All schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Morgan Stanley 401(k) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, effective at the close of business on December 31, 2012, the Plan’s assets were merged into the Morgan Stanley 401(k) Plan, and participants of the Plan became members of the 401(k) Plan.

/s/ Deloitte & Touche LLP

New York, NY
June 28, 2013

MORGAN STANLEY 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 and 2011

	2012		2011

ASSETS:
Investments – at fair value:
Interest in Master Trust (Note 7)	$	- .	$578,235,164
Total Investments – at fair value		- .	578,235,164

Receivables:
Employer contributions		-	90,528,939
Notes receivable from participants		- .	16,680,988
Total Receivables		- .	107,209,927

Total Assets		- .	685,445,091

NET ASSETS AVAILABLE FOR BENEFITS	$	- .	$685,445,091

See notes to financial statements.

MORGAN STANLEY 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Employer contributions	$89,383,742
Participant contributions	171,513,401
Rollover contributions	18,700,645
Total contributions	279,597,788

Interest in Master Trust net investment income
Net appreciation in fair value investments	95,077,795
Dividends	5,916,138
Interest	691,846
Interest in Master Trust net investment income	101,685,779

Interest income on notes receivable from participants	748,748

Total additions	382,032,315

DEDUCTIONS:
Payment of benefits	79,606,609

Total deductions	79,606,609

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	302,425,706

TRANSFER OUT OF PLAN NET ASSETS TO MORGAN STANLEY 401(k) PLAN	987,870,797

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	685,445,091

End of year	$-

See notes to financial statements.

MORGAN STANLEY 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The Morgan Stanley 401(k) Savings Plan (the “Plan”) was adopted effective July 1, 2009 to facilitate the provision of retirement benefits to certain employees, including legacy Smith Barney U.S. employees who became eligible employees of Morgan Stanley and its affiliates in connection with the formation of Morgan Stanley Smith Barney Holdings, LLC (“MSSB”).

On December 17, 2012, Morgan Stanley Domestic Holdings Inc., the Plan’s sponsor (the “Plan Sponsor”), approved the merger of the Plan into the Morgan Stanley 401(k) Plan (the “401(k) Plan”).  Effective at the close of business on December 31, 2012, the Plan’s assets were merged into the 401(k) Plan, and participants of the Plan became members of the 401(k) Plan.

The following summary of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Morgan Stanley & Co. LLC is a limited liability company whose sole member is the Plan Sponsor, a corporation wholly owned by Morgan Stanley Capital Management, LLC, a limited liability company whose sole member is Morgan Stanley (the “Company”). Morgan Stanley’s Global Director of Human Resources or his or her delegate (the “Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

Prior to December 31, 2012, all of the Plan’s investments were held in a trust account (“trust account”) under the Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) at The Northern Trust Company, N.A. (the “Trustee”) which included commingled assets of the Plan and the 401(k) Plan. Effective December 31, 2012, the Master Trust ceased to be a master trust and the trust account continued to hold all assets of the 401(k) Plan. Prior to January 3, 2012, The Bank of New York Mellon (the “Former Trustee”) acted as the trustee of the Master Trust.

Eligibility — U.S. benefits-eligible employees generally defined as full-time and part-time employees (regularly scheduled to work at least 50% of the Company’s standard work week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 50% of the Company’s standard work week are eligible to participate after completing one year of service and attaining age 21.

Employees who transferred from Citigroup Inc. or an affiliate (collectively, “Citigroup”) to MSSB, or a subsidiary, in connection with the formation or operation of MSSB and employees of the Company’s

U.S. Residential Mortgage Business and who are U.S. benefits-eligible employees are eligible to participate in the Plan as of the date they become eligible employees of MSSB or a Saxon employee of the Company’s U.S. Residential Mortgage Business.

Eligible participants who terminate employment and are later rehired by a participating company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a participating company as non-U.S. benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a participating company is a party, unless such agreement provides for participation in the Plan; or (c) classified by the Company as eligible for a different 401(k) plan are not eligible to participate in the Plan. Employees hired or transferred to an hourly status, except for certain hourly status employees transferred to MSSB from Citigroup, are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible pay subject to Code limits ($17,000 for 2012). Those participants who have attained at least age 50 by the end of the year may elect an additional before-tax or Roth after-tax  “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 for 2012).

Eligible participants may also elect to contribute non-Roth after-tax contributions of 1% to 30% of eligible earnings.  Participants eligible to make non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2012, employees who earned less than $233,269 during 2011).  Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans, other than other qualified plans sponsored by the Company and its affiliates. All contributions are subject to certain Code limitations.

Puerto Rico residents cannot make or receive contributions under the Plan.

Company Contributions — In addition to the eligibility requirements for each type of Company Contribution described below, to be eligible for Company Contributions for any given Plan Year, a participant must be actively at work or on an authorized leave of absence on December 31 or during the year, have terminated employment because of retirement or Release, or have become totally and permanently disabled or died. Company Contributions are generally credited to the participant accounts during the first quarter of the year following the calendar year for which the contribution amounts are determined.

Company Match: The Plan-provided Company Match formula for 2012 was one dollar for each dollar of before-tax or Roth after-tax contributions eligible participants contributed to the Plan up to a maximum of 4% of eligible pay up to the Code limit of $250,000. The maximum Company match for 2012 was limited to $10,000.

Company Match contributions are automatically invested in the Morgan Stanley Stock Fund, if made in stock, or are invested according to each participant’s investment elections on file, if made in cash. The 2012 Company Match of $77,444,026 was made in cash of which $1,883,613 was covered by forfeitures held by the trust account. As a result of the Plan merger into the 401(k) Plan, a cash contribution was paid by the Company in January 2013 to the 401(k) Plan and recorded as employer contributions receivable by the 401(k) Plan as of December 31, 2012.

Company Match Make-up Contribution: A 2012 Company Match Make-Up Contribution, for eligible employees who transferred from Citigroup to Morgan Stanley in connection with the formation or operation of MSSB, was determined by calculating what the Citigroup company match would have been if the participant had remained in the Citigroup 401(k) Plan for the full year minus the actual 2012 company match amounts paid in the Citigroup 401(k) Plan and the Plan combined. The amount of the 2012 Company Make-up Contribution to the Plan was $114,910. As a result of the Plan merger into the 401(k) Plan, a cash contribution was paid by the Company in May 2013 to the 401(k) Plan and recorded as employer contributions receivable by the 401(k) Plan as of December 31, 2012.

Fixed Contribution: Eligible employees with annualized base pay and eligible pay for the year of $100,000 or less; who are not employed as Financial Advisors, Producing Assistant Branch Managers, Producing Branch Managers, or Producing Sales Managers (or equivalent title), Advisory Directors or Senior Advisors (or equivalent title); as of December 31, and not a Saxon employee of Morgan Stanley’s U.S. Residential Mortgage Business receive a Fixed Contribution of 2% of eligible pay regardless of whether or not they contribute to the Plan or receive a Company Match. The 2012 Fixed Contribution was $10,184,481. As a result of the Plan’s merger into the 401(k) Plan, a cash contribution was paid by the Company in January 2013 to the 401(k) Plan and recorded as employer contributions receivable by the 401(k) Plan as of December 31, 2012.

Citi Pension Transition Contributions: To be eligible for Citi Pension Transition Contributions, employees must have been notified by Citigroup that their prior plan benefit opportunity qualified them for transition contributions under the Citigroup 401(k) Plan and they must have been at least age 45 with five or more years of service, including prior Citigroup service, as of December 31, 2010. Citi Pension Transition Contributions may be available for up to 10 Plan Years as determined by the Plan Sponsor beginning with the 2011 Plan year (deposited into accounts in 2012).

The Citi Pension Transition Contributions are based on the one-time calculation Citigroup performed to determine the percentage of annual eligible pay for the annual transition contributions under the Citigroup 401(k) Plan. The amount of the 2012 Citi Pension Transition Contribution was $3,235,683. As a result of the Plan’s merger into the 401(k) Plan, a cash contribution was paid by the Company in January 2013 to the 401(k) Plan and recorded as employer contributions receivable by the 401(k) Plan as of December 31, 2012.

Morgan Stanley Transition Contribution:  Eligible employees who earned a Morgan Stanley pension benefit or received a 401(k) Plan Retirement Contribution during 2010 and were employed by a participating company and were at least age 45 with five or more years of service at December 31, 2010. Eligible employees receive a Morgan Stanley Transition Contribution regardless of whether or not they contribute to the Plan. Morgan Stanley Transition Contributions may be available under the Plan for up to 10 years as determined by the Plan Sponsor, beginning with the 2011 Plan year (deposited into accounts in 2012).

The Morgan Stanley Transition Contribution is based on a formula generally intended to provide 80% of (1) minus (2):

1.	Under the Plan provisions in effect in 2010:

The estimated value of the benefit the employee would have earned under the Pension Plan (or what the employee would have received as a Retirement Contribution in the Plan), plus

The Company match the employee would have received had the employee contributed 6% of eligible pay to the Plan (regardless of how much the employee actually contributed).

2.	Under the Plan provisions in effect during the applicable Plan year:

The Company Match the employee would have received had the employee contributed 4% of eligible pay to the Plan (regardless of how much the employee actually contributed), plus

The Fixed Contribution for the Plan year, if applicable.

The amount of the 2012 Morgan Stanley Transition Contribution was $288,255. As a result of the Plan’s merger into the 401(k) Plan, a cash contribution was paid by the Company in January 2013 to the 401(k) Plan and recorded as employer contributions receivable by the 401(k) Plan as of December 31, 2012.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan which are subject to change from time to time. Immediately prior to the merger of the Plan into the 401(k) Plan, the Plan offered and held within the Master Trust (See Note 7) 12 mutual funds, 16 commingled or collective trust funds, one stock fund (Company stock fund), and six separate accounts.

The Plan is intended to meet the requirements of section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investments selected by participants for their Plan accounts.

Employer Stock Provisions — The portion of the Plan that is invested in “employer securities” (as defined in the Code) in the Morgan Stanley Stock Fund is designated an employee stock ownership plan to the extent provided in the Plan, and subject to additional plan provisions, including the right for eligible participants to elect to receive current cash dividend distributions relating to the Morgan Stanley Stock Fund. Certain employees, including employees of Morgan Stanley Wealth Management joint venture with Citigroup (formerly known as Morgan Stanley Smith Barney LLC), were not eligible to elect current cash dividend distributions relating to the Morgan Stanley Stock Fund as of December 31, 2012.

Voting and Tender Rights —Each participant may direct a vote on shares of Company common stock allocated to his or her Plan account and is notified by the trustee prior to the time that such right is to be exercised. Unvoted shares, including shares held in the Plan’s forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration. Shares for which no tender direction is given by the participant to the trustee will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are tendered on a pro rata basis. Voting and tender decisions are confidential.

Vesting — Participants are vested immediately in their contributions plus earnings thereon.
Employees newly hired on or after July 1, 2009, are vested in any Company contributions upon the earlier of: (i) completion of three years of service, or (ii) termination of employment due to death, Retirement, Release or Total and Permanent Disability, each as defined by the Plan. Citigroup transferees were credited with their prior service for Citigroup and its affiliates for eligibility and vesting purposes.

Other— Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company contributions. As a result of the Plan’s merger into the 401(k) Plan, the forfeited nonvested account balance of $1,883,613 as of December 31, 2012 was used to reduce the 2012 year-end Company Match, which was contributed to the 401(k) Plan.

Notes Receivable from Participants — Generally, participants may borrow from their Plan accounts up to the lesser of $50,000 or 50% of their vested account balance. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Fixed and Transition Contributions are not eligible for loans. Each loan processed incurs a $75 administrative fee. Generally, principal and interest are paid ratably through payroll deductions back to the individual participant’s account. Participants may only have one outstanding loan at a time.

Domestic Relations Orders — Generally, participants that submit a domestic relations order for qualification incur a $750 qualification fee which will be paid in equal shares from the Participant’s and Alternate Payee’s accounts.

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts while in service after attaining age 59-1/2. In the event of a hardship (as defined in the Plan), participants regardless of age may withdraw their vested employee and Company contributions to the extent permitted by the Plan. After-tax employee contributions may be withdrawn in service without regard to the participant’s age, subject to Plan terms. Payments are made in cash and/or in-kind in shares of Morgan Stanley stock at the direction of the participant. Non-hardship withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in the form of shares recorded electronically in book entry form on the records of the Company’s transfer agent, Computershare via its Direct Registration System (“DRS”) service.

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any Company contributions to the extent required by the Code.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan’s Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses. Investment fund balances of the Master Trust were reduced by

$614,230 during the year ended December 31, 2012 for administrative fees of the Plan and the 401(k) Plan.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2012 and 2011 were paid prior to the respective year end.

Risks and Uncertainties — The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s interest in the Master Trust is measured at fair value. The Plan’s allocation of Master Trust realized and unrealized gains and losses on the instruments carried at fair value are reflected in Investment income—Net appreciation in fair value investments in the statement of changes in net assets available for benefits.  Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 8)

In determining fair value, the Master Trust uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Plan considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from

Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level of the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the remaining Plan investments is based on the last sales price, the prevailing bid price or the prevailing net asset value at the close of trading on the last trading day of the year.

Plan investments are recorded on a trade date basis. The cost of Plan investments is based on the average cost method for individual securities.

Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

Management fees and operating expenses charged to each of the investment options under the Plan are deducted from income earned and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance. Interest is repaid monthly and any delinquent interest payments as of December 31, 2012 and 2011 were immaterial. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting update that clarified existing fair value measurement guidance and changed certain principles or requirements for measuring fair value or disclosing information about fair value measurements. This update resulted in common principles and requirements for measuring fair value and for disclosing information about fair value measurement in accordance with GAAP and International Financial Reporting Standards. The guidance became effective for the Plan beginning on January 1, 2012. (See Note 8)

3.	INVESTMENTS

The individual investments at fair value in the Master Trust that represented 5% or more of the net assets available for benefits of the Master Trust as of December 31, 2011 are as follows:

Morgan Stanley Common Stock Fund	$727,354,675
Stable Value Program	569,438,610
Mellon S&P 500 Index	328,473,545
MSIF Cap Growth	320,118,791
MSIF Emerging Markets	267,848,445

4.	DERIVATIVE INSTRUMENTS AND COMMITMENTS TO PURCHASE AND REVERSE REPURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may be used only if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio. Any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. Within the scope of the investment guidelines, the Plan may be invested in futures and options contracts and swaps.

Risks arise from adverse changes in the fair value of these contracts (market risk) and from losses that result from the failure (or absence) of internal controls to prevent or detect problems (control risk).

Futures and Options — The trust held certain futures contracts on Eurodollars as of December 31, 2012 and 2011 within the underlying investments of the PIMCO Real Return Fund and PIMCO Core Fixed Income Fund during  2012 and 2011, and the Stable Value Program during 2011. Both written and purchase options were used in the underlying investments. When the investment manager purchases or writes an option, an amount equal to the premium paid or received by the Plan is recorded as an asset or liability and is subsequently adjusted to the current market value of the option purchased or written. The fair value of these investments during 2012 and 2011 was immaterial and the changes in fair value are accounted for as net appreciation in fair value of investments.

Swaps — Under the investment manager standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap’s market value exceed $250,000. Further, the investment managers are instructed to restrict trading to only those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better, unless otherwise approved by the Plan. As of December 31, 2012 and 2011, the investment assets held in the Plan included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. These assets were held within the underlying investments of the PIMCO Core Fixed Income Fund and PIMCO Real Return Fund during 2012 and 2011 and the Stable Value Program during 2011. The Plan had several positions in credit default swaps as of December 31, 2011 within the underlying investments of the PIMCO Real Return Fund and the PIMCO Core Fixed Income Fund. The Plan also had several positions in inflation swaps as of December 31, 2012 within the underlying investments of the PIMCO Real Return Fund. The fair value of these investments during 2012 and 2011 was immaterial and the changes in fair value are accounted for as net appreciation in fair value of investments.

Forward Foreign Currency Contracts — The Plan may enter into forward foreign currency contracts in order to hedge certain foreign currency denominated investments. Forward foreign currency commitments, however, are generally entered into with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered negligible. Additionally, the Plan’s investment guidelines require that the forward foreign currency contracts be restricted in their application and used for economic hedging purposes. The Plan had positions in forward foreign currency contracts in the PIMCO Real Return Fund and MSIM Emerging Market Debt SA Fund as of December 31, 2012 and within the underlying investments of the Stable Value Program and the PIMCO Real

Return Fund as of December 31, 2011. The fair value of these investments during 2012 and 2011 was immaterial and the changes in fair value are accounted for as net appreciation in fair value of investments.

Investments sold but not yet purchased (commitment to purchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements)  — The investment manager, PIMCO, entered into several positions as a seller of “to be announced” securities (“TBA securities”), a tool used to purchase or sell mortgage pass-through securities (“MBS”). PIMCO has advised that it may choose to continue rolling TBA securities to a future delivery date on behalf of the Plan rather than taking delivery of the MBS securities. The fair value of investments sold but not yet purchased was $22,558,455 as of December 31, 2011. The fair value of securities purchased under agreements to resell was $254,892 and $21,400,000 as of December 31, 2012 and 2011, respectively. Changes in fair value are accounted for as net appreciation in fair value of investments.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Immediately prior to the merger of the Plan into the 401(k) Plan, there were 35 investment options within the Master Trust available, seven of which are managed by Morgan Stanley Investment Management, 27 of which are managed by third parties and one of which is an employer stock fund (the Morgan Stanley Stock Fund). Management fees paid out of the Master Trust for 2012 were $1,673,469 of which $47,116 related to party-in-interest investments. Total party-in-interest investments within the Master Trust amounted to $2,993,222,172 as of December 31, 2011. The Mellon S&P 500 Fund is a common collective trust sponsored by the Former Trustee. Total investments for this fund sponsored by The Bank of New York Mellon were $328,473,545 as of December 31, 2011. The Dreyfus Corporation, an affiliate of The Bank of New York Mellon, was an external investment advisor for the Stable Value Program under the Plan until it was no longer available as an investment option in 2012. The Stable Value Program held $574,372,686 as of December 31, 2011. The remaining party-in-interest investments, with assets totaling $2,090,475,941 as of December 31, 2011, and appreciation of $275,730,941 during the year ended December 31, 2012, are the Morgan Stanley Stock Fund and funds managed by Morgan Stanley Investment Management, an affiliate of the Plan Sponsor.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

The Master Trust held 406,334,128 units, as of December 31, 2011, of common stock of Morgan Stanley with a cost basis of $1,428,084,797. Eligible participants have the opportunity to elect to receive current cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan. The Morgan Stanley Stock Fund had dividend income of $11,192,039 for the year ended December 31, 2012.

6.	FEDERAL INCOME TAX STATUS

The Plan Sponsor timely applied to the Internal Revenue Service (the “IRS”) for a determination that the Plan and its related trust were designed in accordance with the applicable provisions of the Code by an application dated October 19, 2009.  The Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable provisions of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements. On January 30, 2012, the Plan Sponsor submitted an application to the IRS for a determination that the Plan and its related trust continue to be designed in accordance with the applicable provisions of the Code.

The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Sponsor believes all plan years are subject to income tax examination.

7.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan’s investments are held in a trust account at the Trustee. Prior to January 3, 2012, the trust account was held at the Former Trustee. Prior to the merger of the Plan’s assets into the 401(k) Plan effective at the close of business on December 31, 2012, all of the Plan’s investments consisted of an interest in an investment account of the Master Trust, established by the Plan Sponsor and administered by the trustee. Use of the Master Trust permitted the commingling of assets of the Plan and the 401(k) Plan for investment and administrative purposes. However, although assets of the Plan and the 401(k) Plan were commingled in the Master Trust for investment purposes, the trustee maintained supporting records for the purpose of allocating the net appreciation or depreciation of the investment account to the participating plans. The net investment income of the investment assets was allocated by the trustee to each participating plan based on the performance of each investment attributable to each plan. The Plan did not participate in the Stable Value Program held in the Master Trust and the 401(k) Plan did not participate in the BlackRock Liquidity Funds - FedFund Institutional Portfolio held in the Master Trust until August 1, 2012. As of December 31, 2011, the Plan’s interest in the Master Trust was approximately 13%.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2011:

Investments:
Registered investment companies
Equity
Party-in-interest	$1,192,436,620
Other	345,464,053
Money Market (other)	53,215,996
Real Estate Investment Trust (party-in-interest)	97,997,675
Fixed income (other)	136,026,346
Managed Accounts
Morgan Stanley Common Stock (party-in-interest)	727,354,675
PIMCO Real Return (other)	131,073,049
PIMCO Core Fixed Income (other)	148,273,995
MSIM Emerging Markets Debt SA (party-in-interest)	72,686,972
Systematic Mid Cap Value (other)	26,335,524
Stable Value Program (party-in-interest)	569,438,610
Common collective trust—balanced
Party-in-interest	328,473,545
Other	733,801,614
Investments at Fair Value	4,562,578,674
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,934,076

Total investments	$4,567,512,750

Plan’s interest in Master Trust investments at fair value	$578,235,164

In accordance with GAAP, the Master Trust presents investment contracts at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. No adjustment is shown in the Plan’s statement of assets available for benefits as the Stable Value Program was not an investment option for participants in the Plan. Net investment income for the investment contracts is presented on a contract value basis for the Master Trust. Fair value is based on the market value of underlying portfolio. The contract value represents contributions made to the Stable Value Program, plus earnings, less participant withdrawals and less fees paid.

The following table represents the net investment appreciation (depreciation) for the Master Trust for the year ended December 31, 2012:

Net appreciation (depreciation):
Registered investment companies
Equity
Party-in-interest	$164,692,572
Other	48,118,369
Money market (other)*	5,573,134
Real Estate Investment Trust (party-in-interest)	38,275,629
Fixed income (other)	44,056,271
Commodities (other)	5,922,323
Managed Accounts
Morgan Stanley Common Stock (party-in-interest)	60,160,230
T. Rowe Price Large Cap Value (other)	4,988,155
PIMCO Real Return (other)	29,298,332
PIMCO Core Fixed Income (other)	22,851,961
Shenkman Capital High Yield Bond (other)	(1,197,651)
MSIM Emerging Markets Debt SA (party-in-interest)	12,602,510
Systematic Mid Cap Value (other)	8,908,813
Common collective trusts—balanced
Party-in-interest	79,961,766
Other	148,533,064

Total net appreciation in fair value of investments	672,745,478

Total interest**	39,116,838
Total dividends	9,870,830

Total Master Trust net investment income	$721,733,146

Plan's interest in Master Trust net investment income	$101,685,779

     * The BlackRock Liquidity Funds - FedFund Institutional Portfolio was available as an investment option only for participants of the Plan through July 31, 2012 and then became an available investment option to participants of the 401(k) Plan.

** Includes appreciation related to the Stable value Program. The Stable Value Program was only available as an investment option for participants of the 401(k) Plan until July 31, 2012, when the investment was removed from the 401(k) Plan.

8.	FAIR VALUE MEASUREMENTS

The following investment option disclosures apply to the investment funds available during 2012 and 2011.

Registered Investment Companies (“RIC’s”) – Mutual funds are registered with the Securities and Exchange Commission and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. Mutual funds are generally marked to quoted prices or net asset value (“NAV”) and are categorized in Level 1 of the fair value hierarchy if based upon prices which are observable in an active market. The PIMCO Foreign Bond (unhedged) fund requires the trustee to calculate the fair value since the fund has a daily interest rate factor that pays a monthly dividend, and therefore the fund is categorized as Level 2 of the fair value hierarchy. During 2012, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, the Eaton Vance Global Macro Absolute Return Fund, Highbridge Dynamic Commodities, PIMCO Low Duration Fund, PIMCO Foreign Bond (unhedged) and the BlackRock Liquidity Funds - FedFund Institutional Portfolio. During 2011, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, the Dodge & Cox Stock Fund, the Invesco Van Kampen Growth & Income Fund, the Stone Harbor High Yield Bond Fund, the Eaton Vance Global Macro Absolute Return Fund and the BlackRock Liquidity Funds - FedFund Institutional Portfolio. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the BlackRock Liquidity Funds - FedFund Institutional Portfolio investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Managed Accounts – The Plan held investments in the Morgan Stanley Common Stock Fund (“the Fund”) holding Morgan Stanley common stock and containing a short-term investment fund to facilitate participant transactions in and out of the Fund. The NAV of the Fund is determined by the trustee based on observable inputs provided by the investment manager, but is not listed or traded on an active exchange and therefore the fund is categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. The Company has specific rules that govern employee transactions in Morgan Stanley stock. Employees may transact in Morgan Stanley stock (including the Fund) only during a window period. Shorter window periods apply to those employees deemed Access Persons (as defined in the Company’s employee trading policy) by the Company. Access Persons are prohibited from selling the Fund within six months of a purchase.

The separate accounts (“Separate Accounts”) are professionally managed portfolios of securities that use pooled money to buy investments owned by the trust account for the benefit of participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. Separate Accounts are administered and supervised by investment managers who decide how to invest the funds contributed by investors. During 2012 and 2011, the Plan held separate account investments in the MSIM Emerging Markets Debt Fund, the Systematic Mid Cap Value Fund, the Shenkman Capital High Yield Bond Fund, the T. Rowe Price Large Cap Value Fund, the PIMCO Core Fixed Income Fund, the PIMCO Real Return Fund and the Stable Value Program. The trustee is responsible for determining Separate Accounts’ fair value. Terms of the agreements with the investment managers (“Investment Management Agreements”) for the Separate Accounts, other than the Stable Value Program, permit the termination of the agreement and the distribution of the Separate Accounts’ securities at fair value and, as such, the Separate Accounts, other than the Stable Value Program, are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the Stable Value Program, an investment option until July 31, 2012 which had no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

The Stable Value Program was an investment option available only to participants of the 401(k) Plan.

Common/ Collective Trust Funds – Each investment fund is administered and supervised by its respective investment manager who decides how to invest the contributed funds. The investment manager is responsible for determining the fund’s NAV. If there is a fee accrual, the trustee is responsible for determining the fair value. During 2012 and 2011, the trust account held investments in funds managed by BlackRock, Inc., in the Pyramis Select International Small Cap Fund, in the Artisan International Growth Trust and in a collective trust sponsored by the Former Trustee. Terms of the Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days and, because transactions into or out of the funds are at fair value, Common/ Collective Trust Funds are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. Other than the funds managed by BlackRock Inc., from which the Plan does not restrict the frequency of redemptions, the Plan prohibits the sale of the Common/ Collective Trust Fund investment options within 30 days of a purchase into that investment option. A 2% redemption fee applies to all transfers out of the Pyramis Select International Small Cap Fund within 90 days of acquisition for disposition of shares other than for loans, hardship withdrawals, minimum required distributions, redemptions pursuant to systematic withdrawal programs, forfeiture of assets, return of excess contribution amounts, redemptions related to death, disability, or qualified domestic relations orders and payment of plan fees.

The following tables set forth by level within the fair value hierarchy the Master Trust’s investment assets at fair value as of December 31, 2011. There were no transfers of investment funds between levels during the year ended December 31, 2011

	Master Trust’s Investment Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,537,900,673	$-	$-	$1,537,900,673
Money Market Funds	53,215,996	-	-	53,215,996
Real Estate Investment Trust Fund	97,997,675	-	-	97,997,675
Fixed Income Funds	90,834,164	45,192,182	-	136,026,346
Managed Accounts
Morgan Stanley Common Stock Funds	-	727,354,675	-	727,354,675
PIMCO Real Return	-	148,273,995	-	148,273,995
PIMCO Core Fixed Income	-	131,073,049	-	131,073,049
MSIM Emerging Markets Debt SA	-	72,686,972	-	72,686,972
Systematic Mid Cap Value		26,335,524		26,335,524
Stable Value Program	-	-	569,438,610	569,438,610

Common/ Collective Trusts	-	1,062,275,159	-	1,062,275,159

Total Investment in Master Trust	$1,779,948,508	$2,213,191,556	$569,438,610	$4,562,578,674

Changes in Level 3 Master Trust Assets Measured at Fair Value — The table below sets forth a summary of changes in the fair value of the trust’s Level 3 investment assets for the year ended December 31, 2012.

	Balance, beginning of year	Realized, gains/(losses)	Unrealized, gains/(losses)	Purchases	Sales	Settlements	Balance, end of year	The amount of total gain (loss) for the period included in net assets attributable to the change in unrealized gain (loss) related to assets still held at the reporting date
Stable Value Program	$569,438,610	$5,829,557	$-	$569,101,789	$(590,967,384)	$(553,402,572)	$-	$-

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

9.	SUBSEQUENT EVENTS

For the year ended December 31, 2012, subsequent events were evaluated through the date the financial statements were issued. There were no subsequent events requiring recognition of disclosure in the financial statements.